# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freightos Ltd, CIK 0001927719
CUSIP: G51405101
Title of class of securities: Ordinary shares
Address of issuer's principal executive offices: PLANTA 10, AVDA. DIAGONAL, BARCELONA, Spain (U3), 08018
Date of event which requires filing of this statement: 03/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001976454

## Reporting persons
- Schreiber Zvi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 3,715,078; shared voting power 0; sole dispositive power 3,715,078; shared dispositive power 0; aggregate amount beneficially owned 3,715,078 (7.2% of the class)
  Comment: The reporting person also has influence over 400,000 ordinary shares held by donor advisory funds, but disclaims beneficial ownership of those shares.

## Item 1. Issuer
Name of issuer: Freightos Ltd
Address of issuer's principal executive offices: PLANTA 10, AVDA. DIAGONAL, BARCELONA, SPAIN, 08018

## Item 2. Person Filing
Name of person filing: Zvi Schreiber
Address of principal business office or, if none, residence: 25b Hasaifan, Jerusalem 9650438, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,715,078
Percent of class: 7.2
Sole power to vote or to direct the vote: 3,715,078
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,715,078
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Schreiber Zvi: Zvi Schreiber, Zvi Schreiber (03/11/2026)